Commodore Applied Technologies, Inc.
                150 East 58th Street, Suite 3238
                       New York, NY 10155




                        January 4, 2005



Pamela A. Long, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4-4
Washington, D.C. 20549-0404

     Re:  Commodore Applied Technologies, Inc. (the "Company")
          Preliminary Proxy Statement on Schedule 14A
          File No. 1-11871

Dear Ms. Long:

      Thank you for your correspondence dated December 22,  2004.
We appreciate the Staff's assistance with compliance with the applicable disclosure requirements.

      We  have  filed  a revised preliminary proxy  statement  on
Schedule 14A on EDGAR that we believe incorporates the appropriate revisions in response to your comments. We would appreciate your expedited review of the revised proxy statement in order to permit us to meet our revised meeting timetable.

      Our responses to your comments are set forth below. Please note that our responses are keyed to your comments.

Preliminary Proxy Statement on Schedule 14A
--------------------------------------------

General
-------

  1. We have reviewed the response to prior comment 1 in which you have reported the number of record holders is above
       300. Please provide us with a well-reasoned legal analysis as to why Rule 13e-3 is inapplicable to your proposal to seek authorization to conduct a future reverse stock split. While we recognize that receiving the authorization alone will not produce either of the two going private effects specified by the rule, it appears that seeking the authorization may be the first step in a series of transactions that will be reasonably likely or will have a purpose of producing a result where the number of record holders falls below 300. See Q & A No. 4 in Exchange Act Release 17719 (April 13, 1981).

       Company Response: Under Rule 13e-3(a)(3), a Rule 13e-3 transaction must have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in subparagraph (a)(3)(ii) of Rule 13e-3(a)(3). Those effects are: (A) to cause any class of securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons; or (B) to cause any class of equity securities of the issuer which is either listed on a national exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. Your concern is that the reverse stock split as proposed may be the first step in a series of transactions that will be reasonably likely or will have a purpose of producing a result where the number of record holders falls below 300.

       First, we do not believe that the reverse stock split as proposed will have a reasonable likelihood of causing the number of record holders to be less than 300. As of December 10, 2004, there were a total of 382 record holders of the issued and outstanding common stock of the Company. The Company believes that it has over 4,000 beneficial owners. Under the section of the revised proxy statement entitled Why does the Board think the Proposed Reverse Split is Fair to the Shareholders?," we have indicated that as of December 10, 2004, the Company has no shareholder of record holding less than 20 shares. Thus, a reverse stock split in the range of 1-10 to 1-20 would not have a reasonable likelihood of reducing the number of record holders below 300 because there are no record holders holding less than 20 shares.

       Second, it is not the intent of the Company to reduce the number of record holders below 300, whether by the reverse stock split or by a series of transactions including the reverse stock split. Under the section of the revised proxy statement entitled "What are the Reasons for the Board's Recommendation?," we indicate the purposes underlying the decision to propose the reverse stock split, the primary purpose being to increase the trading price of our common stock on the Over the Counter Bulletin Board on a per share basis.

       We also intend this as a single transaction, and are not presently contemplating any other related transactions. Q & A No. 4 in SEC Release No. 17719 discusses when a transaction which, if considered by itself, would not be a Rule 13e-3 transaction, but would be deemed a part of a series of
       transactions  which,  taken  together,   would
       constitute  a  Rule  13e-3  transaction.
       The SEC staff indicated in that interpretation that "a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be a series of transactions constituting a Rule 13e-3 transaction." The determination of when a transaction will be deemed to be a part of a series of transactions is based upon the particular facts and circumstances of each situation. The reverse stock split as proposed is not being effected by the Company with "a view to increasing the probability of success" or "facilitating.the result" that the number of record holders will be reduced below 300. In fact, we do not believe  that  the transaction as proposed  even  has  the ability to effect such a result, and is certainly not contemplative of a series of future transactions to do
       so.   As stated above, the number of record holders should
       not change at all as a result of the reverse stock split, and it is not our intent to effect such a result with
       this  transaction  or a series of transactions.   Further,
       the  result  we  hope  to achieve is an  increased  market
       price   of   our   common  stock,   thus   improving   its
       marketability and encouraging (and not reducing) interest and trading therein.

       The SEC staff further indicated in Q & A No. 4 that "[i]n the absence of a purpose of producing or facilitating the production of any of the specified effects, the determination of whether a transaction or series of transactions is likely to produce any of such effects must take into account past, current and planned transactions by the issuer, its affiliates and others, as well as other factors which may contribute to the production of such effects." Relevant to your inquiry, then, is the fact that there have been no past transactions, and to our knowledge, there are no planned transactions of the Company or its affiliates or any other person, which may contribute to the reduction of the number of record holders below 300.

       Finally, in order to eliminate any possible question about the application of the going private rules, we have amended the proposed treatment of fractional shares in the reverse stock split. In lieu of cashing out fractional shares, we have amended Proposal 2 and Appendix A in the proxy statement to provide that all fractional shares will be rounded up to one whole share of common stock. This treatment of fractional shares will result in no shareholders being cashed out, even if they would otherwise own only a fractional share after the reverse stock split. However, because no record holder holds less than 20 shares, after a reverse stock split in the range of 1-10 to 1-20, the number of record holders will not be reduced below 300.

       Based on the foregoing, the reverse stock split should not be deemed to be a part of a series of transactions involving a Rule 13e-3 transaction.

       You have also asked us to advise you of the exemption that we would be relying upon in issuing the whole shares for fractional shares. The exchange of the fractional shares for whole shares would be effected in reliance upon Section 3(a)(9) of the Securities Act of 1933. Section 3(a)(9) applies when any security is exchanged by the issuer with its existing security holders exclusively where there is no commission or other remuneration paid or given directly or indirectly for soliciting such exchange. In our case, whole shares of the issuer are being exchanged with our existing security holders for fractional shares of the same issuer in compliance with Section 3(a)(9). If any portion of the whole shares being exchanged for fractional shares would be considered additional consideration for the exchange (e.g., in a 20-1 split, for those security holders who would exchange less than 20 shares for a whole share), Regulation
       230.150 permits payments by an issuer to its security holders in connection with an exchange of securities for outstanding securities without violating the requirements of Section 3(a)
       (9), when such payments are part of the terms of the offer or exchange (See also the Staff's prior letter, Calton, Inc. and Subsidiaries (September 30, 1991), where additional shares issued in an exchange transaction were considered "payments" of additional consideration by the issuer). The rounding up of fractional shares is part of the terms of the exchange and is described in Proposal 2 of the revised proxy statement. Thus, such shares would not be considered "commission or other remuneration" under section 3(a)(9). Therefore, the exchange of whole shares for fractional shares would be exempt from registration under Section 3(a)(9).

  2. We note in your response to prior comment 3 that you have 8 executive officers and directors. Please list each officer and director separately in the table. See Item 6 of
       Schedule 14A and Item 403 of Regulation S-K.

       Company   Response:    We  have  revised  the   beneficial
       ownership table on page 34 to list each officer and director separately.

  3. It appears that The Shaar Fund has not filed beneficial ownership reports pursuant to Section 13(d) of the Exchange Act. Please advise, or alternatively, please inform the security holder of this comment and have them or their counsel contact us at the telephone number listed at the end of this letter.

       Company   Response:     Our  original  preliminary   proxy
       statement included disclosure stating as follows:

            The Shaar Fund holds certain shares of Series E Preferred Stock and Series F
            Preferred Stock that are convertible into common stock of the Company. If the Shaar
            Fund were to exercise this conversion privilege and retain the shares of common stock received on the conversion, such conversion might result in a change in control of the Company.

       Based on this disclosure, you previously commented that it would appear that the Shaar Group should be included in the beneficial ownership table as a 5% owner. You have now noted that The Shaar Fund has not filed beneficial ownership reports pursuant to Section 13(d) of the Exchange Act and have asked us to advise. These comments were appropriate based on the disclosure in the original preliminary proxy statement; however, the disclosure in the original preliminary proxy statement was inaccurate.

       The Shaar Fund does hold shares of Series E Convertible Preferred Stock and Series F Convertible Preferred Stock that are convertible into common stock of the Company. The rights, preferences, privileges, powers and restrictions of the Series E Convertible Preferred Stock are set forth in the Amended Certificate of Designation of Series E Convertible Preferred Stock. The rights, preferences, privileges, powers and restrictions of the Series F Convertible Preferred Stock are set forth in the Certificate of Designation of Series F Convertible Preferred Stock. The Series E Convertible Preferred Stock and the Series F Convertible Preferred Stock have no voting rights.

       Section   6.9   of   the   respective   Certificates   of
       Designation of the Series E Convertible Preferred Stock and the Series F Convertible Preferred Stock provides that no conversion of Series E Convertible Preferred Stock or Series F Convertible Preferred Stock may be made if it would result in the holder being deemed the beneficial owner of more than 5% of the then outstanding shares of common stock. Section 6.9 of the Amended
       Certificate   of  Designation  of  Series  E  Convertible
       Preferred   Stock  (included  as  Exhibit  4.2   to   the
       Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 26, 2000 (File No. 333-95445)) provides, in pertinent part:

            Notwithstanding  anything  herein  to  the
            contrary,  the Holder shall not  have  the
            right, and the Corporation shall not  have
            the  obligation,  to convert  all  or  any
            portion  of  the Series E Preferred  Stock
            (and  the  Corporation shall not have  the
            right  to  pay dividends on the  Series  E
            Preferred Stock in shares of Common Stock)
            if  and to the extent that the issuance to
            the  Holder of shares of Common Stock upon
            such  conversion (or payment of dividends)
            would  result  in the Holder being  deemed
            the "beneficial owner" of more than 5%  of
            the  then  Outstanding  shares  of  Common
            Stock  within the meaning of Section 13(d)
            of the Securities Exchange Act of 1934, as
            amended,   and   the   rules   promulgated
            thereunder.

     Section 6.9 of the Certificate of Designation for the Series
     F Preferred Stock contains identical language.

     Exchange Act Rule 13d-3 provides that a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days, including a right to acquire such security through the conversion of a security. The Shaar Fund's right to acquire shares of the Company's common stock is at all times subject to the limitation on conversion set forth in the Certificates of Designation of the Series E Convertible Preferred Stock and the Series F Convertible Preferred Stock. Accordingly, we believe that the Shaar Fund may be deemed to be the beneficial owner of up to 5% of the common stock of the Company. Since the Shaar Fund does not have the right to convert the Series E Convertible Preferred Stock or the Series F Convertible Preferred Stock into shares of common stock to the extent it would result in beneficial ownership of more than 5% of the common stock of the Company, however, we believe that the Shaar Fund should not be deemed to be the beneficial owner of more than 5% of any class of voting stock of the Company.

     Accordingly, we have made the following revisions in the revised preliminary proxy statement:

          (i) The language regarding a possible change in control upon a conversion by the Shaar Fund of Series E
               Convertible Preferred Stock and Series F Convertible Preferred Stock has been deleted; and

          (ii) The Shaar Fund has been deleted from the beneficial ownership table.

Proposal 2
----------

  4. We note your response to prior comment 6. Please file the information required by Item 13 of Schedule 14A with your
       Schedule 14A (see Instruction D.4 to Schedule 14A) and supplementally send us a manually signed copy of the accountants' report (see Instruction 2 to Item 13 of
       Schedule 14A).

       Company  Response:   We will file the information required
       by Item 13 of Schedule 14A with our Schedule 14A and will contemporaneously send you a manually signed copy of the accountants' report.

     Please contact the undersigned at (212) 308-5800 or our counsel, Daniel B. Nunn, Jr., of McGuireWoods LLP, at (904) 798-
2654 if we can be of any service. Again, we appreciate your expedited review of the revised proxy statement.

                              Very truly yours,

                              /s/ James M. DeAngelis

                              James M. DeAngelis
                              Chief Financial and Administrative
                              Officer


cc:  Brigitte Lippmann, Esq. (via email)